IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

LEVERAGED INNOVATIONS, LLC,

Plaintiff,	Civil Action No. 11 CIV 3203

v.	DEMAND FOR JURY TRIAL

NASDAQ OMX GROUP, INC.,
NASDAQ OMX BX, INC.,
NASDAQ OMX BX EQUITIES LLC,
NASDAQ OMX PHLX, INC.,
THE NASDAQ STOCK MARKET
LLC, PROSHARE ADVISORS LLC,
PROSHARES TRUST I, and
PROSHARES TRUST II,

Defendants.

COMPLAINT FOR PATENT INFRINGEMENT

Plaintiff Leveraged Innovations, LLC (“Leveraged Innovations” or “Plaintiff”), by and through its undersigned counsel, files this Complaint for patent infringement against Defendants NASDAQ OMX Group, Inc. (“NASDAQ OMX”); NASDAQ OMX BX, Inc. (“NASDAQ BX”); NASDAQ OMX BX Equities LLC (“NASDAQ BX Equities”); NASDAQ OMX PHLX, Inc. (“NASDAQ PHLX”); The NASDAQ Stock Market LLC (“NASDAQ Stock Market”) (collectively, “NASDAQ”); ProShares Trust I (“ProShares I”); ProShares Trust II (“ProShares II”); and ProShares Advisors LLC (“ProShares Advisors”) (collectively, “ProShares”) (NASDAQ and ProShares are collectively referred to herein as “Defendants”), and alleges as follows:

NATURE OF THE SUIT

1. This is a civil action based upon and arising under the Patent Laws of the United States for the willful infringement of United States Patent Nos. 7,698,192 (“the ‘192 Patent”) and 7,917,422 (“the ‘422 Patent”) (collectively, the “Patents-in-Suit”), duly and legally issued on April 13, 2010 and March 29, 2011, respectively. Copies of the ‘192 and ‘422 Patents are attached hereto as Exhibits 1 and 2, respectively.

2. The Patents-in-Suit relate to Exchange Traded Funds, or “ETFs.” ETFs are investment funds that incorporate, for example, stocks, commodities, and/or bonds. In many cases, ETFs mirror stock market indexes, but ETFs may also track, for example, non-security indexes, bonds, and/or currencies. ETFs are similar in many ways to traditional mutual funds, which can offer easy portfolio diversification to investors. Unlike mutual funds, however, ETFs can be bought and sold throughout the day like ordinary stocks.

3. The Patents-in-Suit specifically relate to computer systems for creating and exchanging shares in “leveraged” ETFs. Leveraged ETFs are ETFs that use financial derivatives and/or debt to achieve increased returns when compared with non-leveraged ETFs. For example, leveraged ETFs may use borrowed capital in addition to investor equity to provide investors with an increased level of investment exposure.

4. Defendant NASDAQ, the largest electronic screen-based equity securities trading market in the United States, utilizes the inventions of the Patents-in-Suit to facilitate the exchange of millions of shares of leveraged ETFs per day, including shares of leveraged ETFs created and managed by defendant ProShares. ProShares, which holds itself out as the world’s largest manager of leveraged ETFs, creates each of its leveraged ETF’s, at least 121 in all, utilizing the inventions of the ‘192 Patent, and lists those leveraged ETFs on stock exchanges in

New York City, including on the NASDAQ stock exchange. NASDAQ and ProShares infringe the patents despite their express knowledge of, and refusals to take licenses under, the ‘192 Patent.

THE PARTIES

5. Plaintiff Leveraged Innovations is a limited liability corporation organized and existing under the laws of Delaware, having its principal offices at 450 Park Avenue, New York, New York. Leveraged Innovations is the sole assignee of all rights, title, and interest in and to the Patents-in-Suit, having obtained such rights, title, and interest from Kenneth Kiron (“Kiron”), an inventor of the Patents-in-Suit and the founder, President and Chief Executive Officer of Leveraged Innovations. Kiron has been in the business of, among other things, designing new and innovative financial products for approximately the past 20 years.

6. Upon information and belief, defendant NASDAQ Stock Market is a limited liability company organized and existing under the laws of Delaware. NASDAQ Stock Market operates the NASDAQ stock exchange in New York that, among other things, utilizes the inventions of the Patents-in-Suit to facilitate the exchange of shares in numerous leveraged ETFs, including all of the at least 121 leveraged ETFs created and managed by ProShares. NASDAQ Stock Market is a wholly-owned subsidiary of NASDAQ OMX.

7. Upon information and belief, defendant NASDAQ BX Equities is a limited liability company organized and existing under the laws of Delaware. NASDAQ BX Equities operates the NASDAQ OMX BX stock exchange that, among other things, utilizes the inventions of the Patents-in-Suit to facilitate the exchange of shares in numerous leveraged ETFs, including all of the at least 121 leveraged ETFs created and managed by ProShares. NASDAQ BX Equities is a wholly-owned subsidiary of NASDAQ OMX.

8. Upon information and belief, defendant NASDAQ BX is a limited liability company organized and existing under the laws of Delaware. NASDAQ BX (1) operates, (2) directs and controls NASDAQ BX Equities’ operation of, and/or (3) with knowledge and intent, actively induces NASDAQ BX Equities to operate the NASDAQ OMX BX stock exchange that, among other things, utilizes the inventions of the Patents-in-Suit to facilitate the exchange of shares in numerous leveraged ETFs, including all of the at least 121 leveraged ETFs created and managed by ProShares. NASDAQ BX is a wholly-owned subsidiary of NASDAQ OMX.

9. Upon information and belief, defendant NASDAQ PHLX is a limited liability company organized and existing under the laws of Delaware. NASDAQ PHLX operates the NASDAQ OMX PSX stock exchange that, among other things, utilizes the inventions of the Patents-in-Suit to facilitate the exchange of shares in numerous leveraged ETFs, including all of the at least 121 leveraged ETFs created and managed by ProShares. NASDAQ PHLX also facilitates the exchange of numerous derivatives having prices related to the prices of leveraged ETFs. NASDAQ PHLX is a wholly-owned subsidiary of NASDAQ OMX.

10. Upon information and belief, defendant NASDAQ OMX is a corporation organized and existing under the laws of Delaware, having its principal offices at One Liberty Plaza, New York, New York. NASDAQ OMX (1) operates, (2) directs and controls its subsidiaries’ operation of, and/or (3) with knowledge and intent, actively induces its subsidiaries to operate the NASDAQ, NASDAQ OMX BX, and NASDAQ OMX PSX stock exchanges (collectively, the “NASDAQ Stock Exchange”) that, among other things, utilize the inventions of the Patents-in-Suit to facilitate the exchange of shares in numerous leveraged ETFs, including all of the at least 121 leveraged ETFs created and managed by ProShares.

11. Upon information and belief, defendants ProShares I and II are statutory trusts organized and existing under the laws of Delaware, having their principal offices at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland. ProShares I and II are each registered with the SEC as an open-end management investment company under the Investment Company Act of 1940. ProShares has created at least 121 leveraged ETFs utilizing the inventions of the ‘192 Patent including, without limitation, the ProShares UltraPro QQQ, ProShares UltraPro Short QQQ, ProShares Ultra Nasdaq Biotechnology and ProShares UtraShort Nasdaq Biotechnology leveraged ETFs listed on the NASDAQ stock exchange in New York.

12. Upon information and belief, defendant ProShare Advisors is a limited liability company existing under the laws of Maryland, having their principal offices at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland. ProShare Advisors utilizes the inventions of the ‘192 Patent in connection with the supervision of at least 121 leveraged ETFs created by ProShares including, without limitation, the ProShares UltraPro QQQ, ProShares UltraPro Short QQQ, ProShares Ultra Nasdaq Biotechnology and ProShares UtraShort Nasdaq Biotechnology leveraged ETFs listed on the NASDAQ stock exchange. Proshare Advisors is, among other things, responsible for decisions to buy and sell securities for each ProShares fund, and determines the investments each fund makes and the techniques it employs.

JURISDICTION AND VENUE

13. This is an action for patent infringement. The claims arise under the patent laws of the United States, 35 U.S.C. § 100, et seq., and in particular §§ 271, 281, 283, 284 and 285. This Court has subject matter jurisdiction over these claims under 28 U.S.C. §§ 1331 and 1338(a).

14. This Court has personal jurisdiction over Defendants, and venue is proper in this judicial district, pursuant to 28 U.S.C. §§ 1391 and 1400(b), because a substantial part of the acts, events, and/or omissions giving rise to Leveraged Innovations’ claims against Defendants occurred in this judicial district, and because Defendants have regular and established places of business, and/or conduct continuous and systematic business, in this judicial district. For example, and without limitation, defendant NASDAQ is located in this judicial district and operates stock exchanges that utilize the inventions of the Patents-in-Suit in this judicial district, and defendant ProShares lists numerous leveraged ETFs created utilizing the inventions of the ‘192 Patent on stock exchanges located in this judicial district, including on the NASDAQ stock exchange.

FACTUAL BACKGROUND

NASDAQ Infringes the Patents-in-Suit Despite

Having Express Knowledge that it Infringes the Patents

15. NASDAQ owns and operates the NASDAQ Stock Exchange which is, upon information and belief, the largest electronic screen-based equity securities trading market in the United States and the second-largest by market capitalization in the world.

16. NASDAQ utilizes a computerized trading platform, i.e., the NASDAQ Market Center utilizing INET technology, that (a) displays data representing shares of, among other types of securities, leveraged ETFs for all NASDAQ-, NYSE-, AMEX- and other regional-listed exchanges, including the at least 121 leveraged ETFs created and managed by ProShares as described below in paragraphs 19-24, (b) processes the exchange of shares of such leveraged ETFs at prices related to the intra-day prices of the securities within the leveraged ETF, and (c) transmits data indicative of such exchanges of trades to an electronic clearing computer, i.e., clearing computers at the Depository Trust and Clearing Corporation. In 2010 alone, billions of shares of leveraged ETFs created using the inventions of the ‘192 Patent were exchanged on the NASDAQ Stock Exchange using the inventions of the Patents-in-Suit.

17. In November 2010, Kiron and NASDAQ commenced discussions concerning matters related to the inventions of the Patents-in-Suit. Kiron and NASDAQ met in person at least three times (the most recent being on February 3, 2011) during which meetings Kiron explained to NASDAQ how it infringes the ‘192 Patent and invited NASDAQ to enter into licensing discussions. Without providing any arguments to rebut Kiron’s infringement position, NASDAQ refused to take a license.

18. Despite declining to take a license under the ‘192 Patent, and despite being on express notice that it infringes the ‘192 Patent, NASDAQ continues to utilize the inventions of the Patents-in-Suit to facilitate the exchange of shares in leveraged ETFs, including shares in the 121 leveraged ETFs created and managed by defendant ProShares.

ProShares Infringes the ‘192 Patent Despite Having Express Knowledge of the Patent

19. ProShares states on its web site that it is “the world’s largest manager of leveraged and inverse funds” and that it has created and manages 121 leveraged ETFs. These include, without limitation, the ProShares UltraPro QQQ, ProShares UltraPro Short QQQ, ProShares Ultra Nasdaq Biotechnology and ProShares UtraShort Nasdaq Biotechnology funds listed on the NASDAQ stock exchange. Approximately 80 million shares of ProShares-created leveraged ETFs are traded per day on stock exchanges in the United States, including in New York City.

20. ProShares has utilized and continues to utilize the inventions claimed in the ‘192 Patent to create its leveraged ETFs. For example, according to the prospectus for the ProShares

UltraPro QQQ leveraged ETF, ProShare “uses a mathematical approach to investing [to determine] … the type, quantity and mix of investment positions that the Fund should hold to approximate the performance of its benchmark.”

21. The prospectus for the ProShares UltraPro QQQ leveraged ETF also states that “[t]he Fund invests in equity securities and derivatives that ProShare Advisors believes, in combination, should have similar daily return characteristics as three times (300%) the daily return of the [NASDAQ-100] Index” which “includes 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market based on market capitalization.”

22. ProShares weights the selected securities within each of its leveraged ETFs on a daily basis in order to achieve a high degree of correlation with the index it seeks to track and in order to keep leverage consistent with its one-day investment objective. For example, according to the prospectus for the ProShares UltraPro QQQ leveraged ETF, “[i]n order to achieve a high degree of correlation with its benchmark, the Fund seeks to rebalance its portfolio daily to keep exposure consistent with its investment objective.”

23. The ProShares leveraged ETFs are each configured so that shares in each fund can be created and redeemed as needed, thereby creating arbitrage opportunities to help keep share prices in line with the underlying net asset value. For example, according to the prospectus for the ProShares UltraPro QQQ leveraged ETF, “Fund Shares will be listed for trading on The NASDAQ Stock Market (the ‘Exchange’) and can be bought and sold in the secondary market at market prices. The market prices of Shares will fluctuate in response to changes in net asset value (‘NAV’) and supply and demand for Shares. ProShare Advisors cannot predict whether Shares will trade above, below or at their NAV. Given the fact that Shares can be created and redeemed in Creation Units, ProShare Advisors believes that large discounts or premiums to the NAV of Shares should not be sustained. The Fund’s investment results are measured based upon the daily NAV of the Fund.”

24. ProShares creates and manages its leveraged ETFs despite knowing about the ‘192 Patent and, upon information and belief, despite knowing that it infringes the ‘192 Patent, and despite never licensing the ‘192 Patent. In September 2010, Kiron commenced discussions with ProShares concerning technologies related to the inventions of the ‘192 Patent. Kiron informed ProShares of the existence of the ‘192 Patent and offered ProShares a license under the Patent. ProShares, however, refused to take a license.

COUNT I: INFRINGEMENT OF THE PATENTS-IN-SUIT BY NASDAQ

25. Leveraged Innovations incorporates by reference each and every allegation contained in the paragraphs above as though fully set forth herein.

26. NASDAQ has infringed and continues to infringe the Patents-in-Suit, both directly and indirectly, by making, using, selling, making available for use by others, and/or offering for sale its NASDAQ Stock Exchange that incorporates the inventions of the Patents-in-Suit and facilitates the exchange of shares in leveraged ETFs, including but not limited to, the at least 121 leveraged ETFs created and managed by ProShares utilizing the inventions of the ‘192 Patent. Shares in leveraged ETFs are exchanged using the infringing NASDAQ Stock Exchange in this judicial district and elsewhere.

27. Leveraged Innovations has been and will continue to be injured by NASDAQ’s past and continuing infringement of the Patents-in-Suit and is without adequate remedy at law. Leveraged Innovations is therefore entitled to a permanent injunction restraining and enjoining NASDAQ and its officers, directors, principals, agents, servants, employees, successors, and assigns, and all persons and entities in active concert or participation with them, from infringing, and from contributing to and/or inducing the infringement of, the claims of the Patents-in-Suit.

28. NASDAQ infringes the Patents-in-Suit with express knowledge of Leveraged Innovations’ patent rights and without a reasonable basis for believing its conduct is lawful. NASDAQ’s infringement is willful and deliberate, making this an exceptional case and entitling Leveraged Innovations to increased damages and reasonable attorneys’ fees pursuant to 35 U.S.C. §§ 284 and 285.

29. By reason of NASDAQ’s infringing activities, Leveraged Innovations has suffered, and will continue to suffer, substantial damages in an amount yet to be determined.

COUNT II; INFRINGEMENT OF THE ‘192 PATENT BY PROSHARES

30. Leveraged Innovations incorporates by reference each and every allegation contained in the paragraphs above as though fully set forth herein.

31. ProShares has infringed and continues to infringe the ‘192 Patent, both directly and indirectly, by making, using, selling, making available for use by others, and/or offering for sale computer systems that incorporate the inventions of the ‘192 Patent and create leveraged exchanged trade products that are covered by one or more claims of the ‘192 Patent. ProShares has created at least 121 leveraged ETFs utilizing the inventions of the ‘192 Patent, including the ProShares UltraPro QQQ, ProShares UltraPro Short QQQ, ProShares Ultra Nasdaq Biotechnology and ProShares UtraShort Nasdaq Biotechnology leveraged ETFs listed on the NASDAQ stock exchange. Shares in the infringing leveraged ETFs created and managed by ProShares are traded on exchanges in this judicial district, including on the NASDAQ Stock Exchange, and elsewhere.

32. Leveraged Innovations has been and will continue to be injured by ProShares’ past and continuing infringement of the ‘192 Patent and is without adequate remedy at law. Leveraged Innovations is therefore entitled to a permanent injunction restraining and enjoining ProShares and its officers, directors, principals, agents, servants, employees, successors, and assigns, and all persons and entities in active concert or participation with them, from infringing, and from contributing to and/or inducing the infringement of, the claims of the ‘192 Patent.

33. ProShares infringes the ‘192 Patent with express knowledge of Leveraged Innovations’ patent rights and without a reasonable basis for believing its conduct is lawful. ProShares’ infringement is willful and deliberate, making this an exceptional case and entitling Leveraged Innovations to increased damages and reasonable attorneys’ fees pursuant to 35 U.S.C. §§ 284 and 285.

34. By reason of ProShares’ infringing activities, Leveraged Innovations has suffered, and will continue to suffer, substantial damages in an amount yet to be determined.

PRAYER FOR RELIEF

WHEREFORE, Leveraged Innovations respectfully requests that the Court grant the following relief:

a) enter judgment that NASDAQ infringes and has infringed the Patents-in-Suit;

b) enter judgment that ProShares infringes and has infringed the ‘192 Patent;

c) declare that Defendants’ infringement of the Patents-in-Suit has been willful;

d) enter a preliminary and permanent injunction enjoining Defendants and their officers, directors, principals, agents, servants, employees, successors, and assigns, and all persons and entities in active concert or participation with them, from infringing, and from contributing to and inducing the infringement of, the claims of the Patents-in-Suit;

e) enter judgment awarding Leveraged Innovations damages from Defendants adequate to compensate for Defendants’ infringement, including interest and costs;

f) declare this case to be exceptional and enter judgment awarding Leveraged Innovations increased damages under 35 U.S.C. § 284 and its reasonable attorney fees and costs under 35 U.S.C. § 285; and

g) award Leveraged Innovations such further relief as this Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiff Leveraged Innovations respectfully requests a trial by jury on all issues so triable in accordance with Fed. R. Civ. P. 38.

Dated: May 11, 2011
BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Chad Johnson (CJ-3395)
Joshua Raskin (JR-4613)
1285 Avenue of the Americas, 38th Floor
New York, NY 10019
Chad@blbglaw.com
Joshua@blbglaw.com
Phone: (212) 554-1400
Fax:(212) 554-1444

COUNSEL FOR LEVERAGED INNOVATIONS, LLC

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